UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 30, 2026 titled “Arcos Dorados B.V. Announces Commencement of Tender Offer for up to U.S.$150 Million of its 6.125% Senior Notes due 2029”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: January 30, 2026

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS B.V. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR

UP TO U.S.$150 MILLION OF ITS 6.125% SENIOR NOTES DUE 2029

Montevideo, Uruguay, January 30, 2026 – Arcos Dorados B.V. (the “Company”) today announced that it has commenced a cash tender offer to purchase up to $150 million aggregate principal amount (such amount, as the same may be increased in the sole discretion of the Company, the “Maximum Tender Amount”) of its outstanding 6.125% Sustainability-Linked Senior Notes due 2029 (the “Notes”) (the “Offer”). The complete terms and conditions of the Offer are set forth in the offer to purchase dated January 30, 2026 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. Certain information related to the Notes and the Offer is listed in the table below.

Security Description	ISIN Number	CUSIP Number	Principal Amount Outstanding	Maximum Tender Amount	Purchase Price(1)	Early Tender Payment	Total Consideration(2)
6.125% Senior Notes due 2029	US03965TAB98 (144A) and USP04568AB06 (Regulation S)	03965T AB9 (144A) and P04568 AB0 (Regulation S)	U.S.$350,000,000	U.S.$150,000,000	U.S.$1,000	U.S.$30	U.S.$1,030

(1)     The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn after the Early Tender Time and at or prior to the Expiration Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

(2)     The Purchase Price plus the Early Tender Payment to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

Subject to the Maximum Tender Amount and the other terms and conditions described in the Offer to Purchase, the Offer is scheduled to expire at 5:00 p.m., New York City time, on March 2, 2026 (the “Expiration Time”), unless extended by the Company. The total consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on February 12, 2026 (the “Early Tender Time”) and accepted pursuant to the Offer will be U.S.$1,030 (the “Total Consideration”).  The Total Consideration includes an early tender payment of U.S.$30 per U.S.$1,000 principal amount of Notes (the “Early Tender Payment”). The Early Tender Payment is payable only to holders who validly tender their Notes at or prior to the Early Tender Time, if such Notes are accepted pursuant to the Offer. Holders who tender their Notes after the Early Tender Time and at or prior to the Expiration Time will be entitled to receive the Total Consideration minus the Early Tender Payment (the “Purchase Price”), if such Notes are accepted for purchase.

If the aggregate principal amount of Notes tendered exceeds the Maximum Tender Amount, the acceptance of any tendered Notes will be subject to proration, as described in the Offer to Purchase.

The Company, subject to the Maximum Tender Amount and the terms and conditions described in the Offer to Purchase, will pay (i) the Total Consideration, plus accrued and unpaid interest, in same-day funds promptly after the Early Tender Time (the “Early Settlement Date”) to all holders who validly tender and do not validly withdraw their Notes at or prior to the Early Tender Time; and (ii) the Purchase Price, plus accrued and unpaid interest, in same-day funds promptly after the Expiration Time (the “Final Settlement Date” and, each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”) to all holders who validly tender their Notes after the Early Tender Time and at or prior to the Expiration Time. If the aggregate principal amount of Notes validly tendered and not validly withdrawn as of the Early Tender Time meets or exceeds the Maximum Tender Amount, Holders who validly tender Notes after the Early Tender Time may not have any of their Notes accepted for purchase, provided that such Notes may be accepted for purchase if the Company increases the Maximum Tender Amount, which the Company is entitled to do in its sole discretion without granting withdrawal rights. There can be no assurance that the Company will increase the Maximum Tender Amount.

The Offer is subject to certain customary conditions as described in the Offer to Purchase. The Offer is not conditioned upon any minimum number of Notes being tendered.

Tenders of Notes may be validly withdrawn at any time prior to the withdrawal deadline, which is 5:00 p.m., New York City time, on February 12, 2026, unless extended (such time and date, as the same may be extended, the “Withdrawal Deadline”). Tendered Notes may not be withdrawn after the Withdrawal Deadline unless the Company (i) makes a material change in the terms of the Offer that is, in the Company’s determination, adverse to the interests of tendering holders of the Notes or (ii) is otherwise required by law to permit withdrawal.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the Notes. Any Notes that remain outstanding after the termination of the Offer will continue to be the Company’s obligations. Holders of those outstanding Notes will continue to have all the rights associated with the Notes and the indenture governing the Notes.

The Company has engaged BofA Securities, Inc. to act as dealer manager (the “Dealer Manager”) in connection with the Offer. Questions regarding the Offer may be directed to BofA Securities, Inc. at +1 (646) 855-8988 (collect) or +1 (800) 292-0070 (toll free). Requests for documentation may be directed to Global Bondholder Services Corporation, the information and tender agent for the Offer, at +1 (212) 430-3774 (for banks and brokers), +1 (855) 654-2015 (U.S. toll-free). Additional contact information is set forth below.

By Mail, Hand or Overnight Courier 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission +1 (212) 430-3775/3779 Attention: Corporate Actions	Confirmation by Telephone +1 (212) 430-3774 Toll free: +1 (855) 654-2015	E-mail contact@gbsc-usa.com

Copies of each of the Offer Documents are available at the following web address: https://www.gbsc-usa.com/arcos/

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities, and is not an offer to sell or a solicitation of an offer to buy any securities. The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Dealer Manager or Global Bondholder Services Corporation makes any recommendation as to whether holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

Investor Relations Contact Daniel Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

*****

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and sub-franchise McDonald’s restaurants in 21 Latin American and Caribbean countries and territories. Arcos Dorados and its sub-franchisees together operate more than 2,500 restaurants and have more than 100,000 employees (as of 12/31/2025). The Company is committed to the development of the communities in which it operates by providing young people their first formal job opportunities and utilizing its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos  Dorados, which could result in Arcos Dorados’ expectations not being  realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward- looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed  in  any  forward-looking statement  made  in  this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.